ACCO BRANDS CORPORATION 300 Tower Parkway Lincolnshire, IL 60069-3640 Tel 847.541.9500 Fax 847.478.0073 accobrands.com

January 15, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3651
Attention:  Max A. Webb, Assistant Director

Re:	ACCO Brands Corporation
File No. 001-08454
Form 10-K for the fiscal year ended December 31, 2006

Ladies and Gentlemen:

ACCO Brands Corporation (the “Company”) hereby submits the following responses to the comments contained in the letter from Max A. Webb of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 20, 2007 (the “Comment Letter”) with respect to the above-referenced filing.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

1.            In your Compensation Discussion and Analysis, you refer to your compensation consultant.  However, the parameters of the consultant’s role are not clear.  In future filings, please revise to clarify the function of the consultant, including whether the consultant provides recommendations with respect to compensation or benchmarking.

In response to the Staff’s comments, in future filings we will clarify the consultant’s role, including whether the consultant provides recommendations with respect to compensation or benchmarking.

2.            We note your discussion of the 2007-2009 performance period.  In future filings, please disclose the revenue growth and return on assets targets set forth in the performance matrix that is used by the compensation committee to determine long-term incentive award payouts.

In response to the Staff’s comments, in future filings we will disclose either the target levels with respect to specific quantitative or qualitative performance related factors or, if we determine that such disclosure would result in competitive harm to the Company, we will instead discuss how difficult it will be for the executive, or how likely it will be for the Company, to achieve the undisclosed target levels.

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 15, 2008

In connection with the foregoing responses, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours, Steven Rubin Senior Vice President, Secretary and General Counsel

Enclosures
cc:            Daniel Morris